Exhibit 28 (a)

               VILLAGE SUPER MARKET, INC. REPORTS RESULTS
           FOR THE QUARTER AND NINE MONTHS ENDED APRIL 27, 1996


Springfield, NJ - June 4, 1996 - Village Super Market, Inc. reported sales and net income for the third quarter and nine months ended April 27, 1996, Perry Sumas, President announced today.

     Net income was $56,000 in the third quarter of fiscal 1996 compared to a net loss of $293,000 in the prior year. Sales in the third quarter increased 2.9% to $169,279,000. The improvement in net income in the third quarter was primarily the result of the same store sales increase of 2.9% and improved gross margin percentages.

     For the nine month period, sales were $513,803,000, a 2% increase from the prior year. Net income for the nine month period was $1,389,000 compared to $227,000 in the prior year period. The nine month period includes a net gain on the sale of property in the second quarter in the amount of $581,000.

     Village Super Market, Inc. operates a chain of twenty-three supermarkets under the ShopRite name in New Jersey and Eastern Pennsylvania.

     The following table summarizes Village's results for the quarter and nine months months ended April 27, 1996.

                                   April 27, 1996       April 29, 1995
                                            13 Weeks Ended
Sales                               $169,279,000          $164,453,000
Net Income (Loss)                   $     56,000          $   (293,000)
Net Income (Loss) Per Share         $        .02          $       (.10)



                                            39 Weeks Ended
Sales                               $513,803,000          $503,624,000
Net Income                          $  1,389,000          $    227,000
Net Income per share                $        .48          $        .08